UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1*


NAME OF ISSUER:   Cambridge Heart, Inc.

TITLE OF CLASS OF SECURITIES:   Common Stock, $0.001 par value per share.

CUSIP NUMBER:  131910101

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS:

            Laurence J. Blumberg
            c/o Blumberg Capital Management, L.L.C.
            153 East 53rd Street, 48th Floor
            New York, NY  10022
            (212) 521-5816

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  December 8, 2004

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON: Laurence J. Blumberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) x (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF, WC, PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.   SOLE VOTING POWER: 316,500 shares

8.   SHARED VOTING POWER: 1,146,899 shares

9.   SOLE DISPOSITIVE POWER: 316,500 shares

10.  SHARED DISPOSITIVE POWER: 1,146,899 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 1,463,399 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     3.68%

14.  TYPE OF REPORTING PERSON: IN

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON: Blumberg Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) x (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER: 0 shares

8.   SHARED VOTING POWER: 1,146,899 shares

9.   SOLE DISPOSITIVE POWER: 0 shares

10.  SHARED DISPOSITIVE POWER: 1,146,899 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 1,146,899 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.89%

14.  TYPE OF REPORTING PERSON: IA, OO

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON: Blumberg Capital Advisors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) x (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER: 0 shares

8.   SHARED VOTING POWER: 1,009,970 shares

9.   SOLE DISPOSITIVE POWER: 0 shares

10.  SHARED DISPOSITIVE POWER: 1,009,970 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 1,009,970 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.55%

14.  TYPE OF REPORTING PERSON: IA, OO

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON: Blumberg Life Sciences Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) x (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER: 0 shares

8.   SHARED VOTING POWER: 1,009,970 shares

9.   SOLE DISPOSITIVE POWER: 0 shares

10.  SHARED DISPOSITIVE POWER: 1,009,970 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 1,009,970 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     2.55%

14.  TYPE OF REPORTING PERSON: PN, IV

CUSIP NO.:  131910101

1.    NAME OF REPORTING PERSON: Blumberg Life Sciences Fund, Ltd.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) x (b)

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF, WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.   SOLE VOTING POWER: 0 shares

8.   SHARED VOTING POWER: 136,929 shares

9.   SOLE DISPOSITIVE POWER: 0 shares

10.  SHARED DISPOSITIVE POWER: 136,929 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 136,929 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.35%

14.  TYPE OF REPORTING PERSON: CO, IV

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON: Louis Blumberg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) x (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

7.   SOLE VOTING POWER: 0 shares

8.   SHARED VOTING POWER: 3,823,469 shares

9.   SOLE DISPOSITIVE POWER: 0 shares

10.  SHARED DISPOSITIVE POWER: 3,823,469 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 3,823,469 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.29%

14.  TYPE OF REPORTING PERSON: IN, IA

CUSIP NO.:  131910101

1.   NAME OF REPORTING PERSON: AFB Fund, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a) x (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: AF, WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes                 No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

7.   SOLE VOTING POWER: 0 shares

8.   SHARED VOTING POWER: 3,823,469 shares

9.   SOLE DISPOSITIVE POWER: 0 shares

10.  SHARED DISPOSITIVE POWER: 3,823,469 shares

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
     PERSON: 3,823,469 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES:  Yes     No x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     9.29%

14.  TYPE OF REPORTING PERSON: IV, OO

     This Amendment No. 1 to Schedule 13D is filed jointly by Laurence J. Blumberg, Blumberg Capital Management, L.L.C. ("BCM"), Blumberg Capital Advisors, L.L.C. ("BCA"), Blumberg Life Science Fund, L.P. ("BLSF"), Blumberg Life Science Fund, Ltd. ("BLS"), Louis Blumberg and AFB Fund, LLC ("AFB"), each of which are sometimes individually referred to as a "Reporting Person" and collectively are referred to as the "Reporting Persons" herein. This filing shall serve to amend and supplement the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on June 9, 2003 (the "Schedule 13D").


------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

(a)-(e) The aggregate percentage of shares of Common Stock ("Shares") reported beneficially owned in the aggregate by the Reporting Persons is based upon 39,115,004 Shares outstanding, which is the total number of Shares outstanding as of February 23, 2005, as represented by an officer of the Issuer. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on voting and investment power with respect to shares. Shares of Common Stock subject to options, convertible securities or warrants currently exercisable (or convertible), or exercisable (or convertible) within 60 days of the date hereof are deemed outstanding for computing the percentage ownership of the Reporting Persons, but are not deemed outstanding for computing the percentage ownership of any other person.

     As of the date hereof, the Reporting Persons may be deemed in the aggregate to be the beneficial owners of 5,286,868 Shares of Common Stock, representing 12.65% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Persons can be deemed to be the beneficial owner of 2,610,480 outstanding Shares of Common Stock and 2,676,388 Shares of Common Stock that may be acquired by the Reporting Persons, upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

     Since the filing by the Reporting Persons of the Schedule 13D, the Reporting Persons have engaged in the following transactions in Shares of Common Stock. AFB, through Louis Blumberg, its manager, has disposed of 427,600 Shares, all in open market, broker transactions, as follows:

       DATE             SHARES SOLD        PRICE (PER SHARE)
       ----             -----------        -----------------

     MAY  11, 2004         10,000                $0.7
     NOV. 18, 2004         89,000                $0.5582
     NOV. 23, 2004         25,000                $0.55
     NOV. 24, 2004          7,500                $0.55
     NOV. 29, 2004         36,500                $0.5636
     DEC.  7, 2004         14,200                $0.5535
     DEC.  7, 2004         12,000                $0.54
     DEC.  8, 2004         60,000                $0.54
     DEC.  9, 2004          5,000                $0.52
     DEC. 10, 2004         30,000                $0.52
     DEC. 10, 2004         25,000                $0.51
     DEC. 13, 2004         10,000                $0.5
     DEC. 16, 2004        103,400                $0.45

     The individual holdings of each Reporting Person are set forth below.

Laurence J. Blumberg(1)
--------------------

(a-e) As of the date hereof, Laurence J. Blumberg may be deemed to be the beneficial owner of 1,463,399 Shares of Common Stock, representing 3.68% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 845,808 outstanding Shares of Common Stock and 617,591 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

Laurence J. Blumberg has the sole power to vote or direct the vote of 316,500 Shares and the shared power to vote or direct the vote of 1,146,899 Shares to which this filing relates.

Laurence J. Blumberg has the sole power to dispose or direct the disposition of 316,500 Shares and the shared power to dispose or direct the disposition of 1,146,899 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date hereof, Laurence
J. Blumberg, individually and on behalf of BCM and BCA, and on behalf of BLSF and BLS through his position in BCM and BCA, has not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. Laurence J. Blumberg and/or Laurence J. Blumberg on behalf of BLSF and BLS through his position in BCM and BCA, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Laurence J. Blumberg, and/or Laurence J. Blumberg on behalf of BCM and BCA and BLSF and BLS through his position in BCM and BCA, may engage in any or all of the items discussed in Item 4 of Schedule 13D.

Blumberg Capital Management, L.L.C. ("BCM")(2)
-------------------------------------------

(a-e) As of the date hereof, BCM may be deemed to be the beneficial owner of 1,146,899 Shares of Common Stock, representing 2.89% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 529,308 outstanding Shares of Common Stock and 617,591 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

BCM has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,146,899 Shares to which this filing relates.

BCM has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,146,899 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, BCM, and/or BCM on behalf of BLSF and BLS, have not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. BCM, and/or BCM on behalf of BLSF and BLS through its position as investment manager to BLSF and BLS, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BCM, and/or BCM on behalf of BLSF and BLS through its position as investment manager to BLSF and BLS, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

Blumberg Capital Advisors, L.L.C. ("BCA")(3)
-----------------------------------------

(a-e) As of the date hereof, BCA may be deemed to be the beneficial owner of 1,009,970 Shares of Common Stock, representing 2.55% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of

February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 466,128 outstanding Shares of Common Stock and 543,842 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

BCA has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,009,970 Shares to which this filing relates.

BCA has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,009,970 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, BCA and/or BCA on behalf of BLSF have not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. BCA, and BCA on behalf of BLSF through its position as general partner of BLSF, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BCA, and BCA on behalf of BLSF through its position as general partner to BLSF, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

Blumberg Life Science Fund, L.P. ("BLSF")(4)
-----------------------------------------

(a-e) As of the date hereof, BLSF may be deemed to be the beneficial owner of 1,009,970 Shares of Common Stock, representing 2.55% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 466,128 outstanding Shares of Common Stock and 543,842 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

BLSF has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,009,970 Shares to which this filing relates.

BLSF has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,009,970 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, BLSF has not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. BLSF may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BLSF may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

Blumberg Life Science Fund, Ltd. ("BLS")(5)
----------------------------------------
(a-e) As of the date hereof, BLS may be deemed to be the beneficial owner of 136,929 Shares of Common Stock, representing 0.35% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 63,180 outstanding Shares of Common Stock and 73,749 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

BLS has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 136,929 Shares to which this filing relates.

BLS has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 136,929 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, BLS has not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. BLS may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, BLS may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

Louis Blumberg(6)
--------------

(a-e) As of the date hereof, Louis Blumberg may be deemed to be the beneficial owner of 3,823,469 Shares of Common Stock, representing 9.29% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 1,764,672 outstanding Shares of Common Stock and 2,058,797 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

Louis Blumberg has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,823,469 Shares to which this filing relates.

Louis Blumberg has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,823,469 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, Louis Blumberg and/or Louis Blumberg on behalf of AFB have not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. Louis Blumberg, and/or Louis Blumberg on behalf of AFB through his position as manager of AFB, may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Louis Blumberg, and/or Louis Blumberg on behalf of AFB as the manager of AFB, may engage in any or all of the items discussed in Item 4 of the Schedule 13D.

AFB Fund, LLC ("AFB")(7)
---------------------

(a-e) As of the date hereof, AFB may be deemed to be the beneficial owner of 3,823,469 Shares of Common Stock, representing 9.29% of such class of securities, based on the 39,115,004 Shares of Common Stock outstanding as of February 23, 2005. Specifically, the Reporting Person can be deemed to be the beneficial owner of 1,764,672 outstanding Shares of Common Stock and 2,058,797 Shares of Common Stock that may be acquired by the Reporting Person upon the conversion of convertible preferred stock and exercise of warrants currently exercisable (or convertible) or exercisable (or convertible) within 60 days after the date hereof.

AFB has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,823,469 Shares to which this filing relates.

AFB has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,823,469 Shares to which this filing relates.

Other than as set forth above, in the 60 days prior to the date of this Schedule 13D/A, AFB has not engaged in any transactions in Shares of Common Stock.

The aforementioned Shares were acquired for investment purposes. AFB may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, AFB may engage in any or all of the items discussed in Item 4 of the Schedule 13D.


--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

    An agreement relating to the filing of a joint statement as required by Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.


--------------------------------------------------------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2005
-----------------------
(Date)


/s/ Laurence J. Blumberg
------------------------------------
    Laurence J. Blumberg


Blumberg Capital Management, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Capital Advisors, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal


Blumberg Life Sciences Fund, L.P.
By: Blumberg Capital Advisors, LLC
    General Partner

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal


Blumberg Life Sciences Fund, Ltd.

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Director


/s/ Louis Blumberg
-------------------------------------
   Louis Blumberg


AFB Fund, LLC

By: /s/ Louis Blumberg
-------------------------------------
Name: Louis Blumberg
Title: Manager

----------
(1) By virtue of the Reporting Persons potentially being deemed a "group", Laurence J. Blumberg may also be deemed to have beneficial ownership over the 3,823,469 Shares held by AFB.

(2) By virtue of the Reporting Persons potentially being deemed a "group", BCM may also be deemed to have beneficial ownership over the 316,500 Shares held directly by Laurence J. Blumberg and the 3,823,469 Shares held by AFB.

(3) By virtue of the Reporting Persons potentially being deemed a "group", BCA may also be deemed to have beneficial ownership over the 136,929 Shares held by BLS, the 316,500 Shares held directly by Laurence J. Blumberg and the 3,823,469 Shares held by AFB.

(4) By virtue of the Reporting Persons potentially being deemed a "group", BLSF may also be deemed to have beneficial ownership over the 136,929 Shares held by BLS, the 316,500 Shares held directly by Laurence J. Blumberg and the 3,823,469 Shares held by AFB.

(5) By virtue of the Reporting Persons potentially being deemed a "group", BLS may also be deemed to have beneficial ownership over the 1,009,970 Shares held by BLSF, the 316,500 shares held directly by Laurence J. Blumberg and the 3,823,469 Shares held by AFB.

(6) By virtue of the Reporting Persons potentially being deemed a "group", Louis Blumberg may also be deemed to have beneficial ownership over the 1,009,970 Shares held by BLSF, the 136,929 Shares held by BLS and the 316,500 Shares held directly by Laurence J. Blumberg.

(7) By virtue of the Reporting Persons potentially being deemed a "group", AFB may also be deemed to have beneficial ownership over the 1,009,970 Shares held by BLSF, the 136,929 Shares held in the account of BLS and the 316,500 Shares held directly by Laurence J. Blumberg.

                                    Exhibit A

                                    AGREEMENT

      The undersigned agree that this Schedule 13D/A, dated March 4, 2005, relating to the Common Stock, par value $0.001, of Cambridge Heart, Inc., shall be filed on behalf of the undersigned.


/s/ Laurence J. Blumberg
---------------------------
    Laurence J. Blumberg

Blumberg Capital Management, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Capital Advisors, LLC

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, L.P.
By: Blumberg Capital Advisors, LLC
    General Partner

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Principal

Blumberg Life Sciences Fund, Ltd.

By:  /s/ Laurence J. Blumberg
-------------------------------------
Name: Laurence J. Blumberg
Title: Director

/s/ Louis Blumberg
-------------------------------------
   Louis Blumberg

AFB Fund, LLC

By: /s/ Louis Blumberg
-------------------------------------
Name: Louis Blumberg
Title: Manager

Dated:  March 4, 2005